Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated February 11, 2015 to the

Prospectus dated February 11, 2015

Registration No. 333-202013

FINAL TERM SHEET

Rockwell Automation, Inc.

Pricing Term Sheet

February 11, 2015

2.050% Notes due 2020

2.875% Notes due 2025

Issuer:	Rockwell Automation, Inc.

Trade Date:	February 11, 2015

Settlement Date:	(T+3); February 17, 2015

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2015

Interest Payment Record Dates:	February 15 and August 15

Ratings:	A3 Stable / A Stable / A Stable

Underwriters:	Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

The Williams Capital Group, L.P.

	Co-Managers:	Comerica Securities, Inc. ING Financial Markets LLC Lloyds Securities Inc. TD Securities (USA) LLC

	2020 Notes	2025 Notes
Size:	$300,000,000	$300,000,000

Maturity:	March 1, 2020	March 1, 2025

Coupon:	2.050% per annum, accruing from February 17, 2015	2.875% per annum, accruing from February 17, 2015

Price to Public:	99.790% of face amount, plus accrued interest, if any, from February 17, 2015	99.990% of face amount, plus accrued interest, if any, from February 17, 2015

Yield to maturity:	2.094%	2.876%

Spread to Benchmark Treasury:	+60 bps	+90 bps

Benchmark Treasury:	1.250% due January 31, 2020	2.250% due November 15, 2024

Benchmark Treasury Price and Yield:	98-26 3⁄4 / 1.494%	102-13+ / 1.976%

Make-Whole Call:	Treasury + 10 basis points at any time prior to February 1, 2020 (one month prior to the maturity date)	Treasury + 15 basis points at any time prior to December 1, 2024 (three months prior to the maturity date)

Par Call:	Par call at any time on or after February 1, 2020	Par call at any time on or after December 1, 2024

CUSIP / ISIN:	773903AF6 / US773903AF60	773903AG4 / US773903AG44

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (212) 902-1171, J.P. Morgan Securities LLC at (212) 834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, at 1-800-294-1322.

This pricing term sheet supplements and, to the extent inconsistent, supersedes the preliminary form of prospectus supplement issued by Rockwell Automation, Inc. on February 11, 2015 relating to the Prospectus dated February 11, 2015.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.